Exhibit 99.1

Grant·Park
FUTURES FUND

GRANT PARK WEEKLY PERFORMANCE STATISTICS *		
01/20/06		
Weekly ROR	MTD ROR	YTD ROR
Class A Units **-1.83%**	**0.19%**	**0.19%**
Class B Units **-1.85%**	**0.14%**	**0.14%**

* Subject to independent verification

WEEKLY COMMENTARY FOR THE WEEK ENDED JANUARY 20, 2006

The Grant Park Futures Fund sustained losses during the past week. Positions in the stock indices incurred the largest setbacks, followed by the interest rate and metal sectors. Gains came mainly from positions in the agricultural/soft commodities and energies.

The Tokyo Nikkei was down 4.61% for the week after it was reported that Japanese internet startup Livedoor was under investigation for securities fraud. Long positions lost ground on the news as heavy selling in technical stocks forced the index to its largest single-day loss since April of 2005. A disappointing earnings report from Intel Corp. combined with higher energy prices sent U.S. stock markets lower. The NASDAQ-100 fell 74.50 points while the S&P Composite Index settled 27.90 points lower for the week, resulting in losses to long positions. The German DAX, London FTSE-100 and Hong Kong Hang Seng also closed lower, inflicting losses on long positions.

Long positions in the interest rate sector sustained losses as prices for European fixed-income products fell after the International Monetary Fund revised upward its forecast for 2006 German Gross Domestic Product. The IMF estimated German GDP to be 1.5% up from an earlier call of 1.2%. Long positions in the Euro bund were dealt losses as the prospect of greater growth and possibly higher interest rates, forced prices for fixed income instruments lower. Long positions in the British short sterling and euribor contracts traded on LIFFE also incurred losses as prices fell on the news that December retail sales in the U.K. were better than expected. Japanese Government Bonds also settled lower causing losses to long positions.

Precious metals prices retreated for the week resulting in losses to long positions in the sector. Silver posted the largest setbacks as the March contract on COMEX fell 23.5 cents to settle at $8.93 per ounce. Longs in the gold market sustained losses as the February contract closed $3.00 lower at $554.00 per ounce. Analysts attributed the sell off to profit taking after both markets established new seasonal highs early in the week. Long positions in the base metals also incurred setbacks as prices for aluminum, copper and nickel were lower for the week.

Long positions in the sugar market resulted in profits for the agricultural/soft commodity sector. The March #11 contract in New York gained 1.88 cents for the week, settling at 17.15 cents per pound. Analysts said that the ongoing South American demand for sugar-based ethanol continued to be the catalyst for higher sugar prices. Cotton prices were also higher for the week, resulting in gains from long positions in that market.

ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE, OFFERING BY PROSPECTUS ONLY


Dearborn *Capital Management, LLC*

555 West Jackson Blvd, Suite 600
Chicago, IL 60661
(312) 756-4450 • (800) 217-7955 • FAX (312) 756-4452
Performance Hotline: (866) 516-1574
website: www.dearborncapital.com
e-mail: funds@dearborncapital.com

Lastly, long positions in the energy complex posted profits. Supply concerns dominated the market as worries over Iran's decision to pursue uranium enrichment were compounded by the news that militants had targeted refinery operations in Nigeria. Crude oil for February delivery reached three-month highs before settling at $68.48 per barrel, $3.90 higher than last week's close. Gasoline prices also settled higher benefiting long positions.



555 West Jackson Blvd, Suite 600
Chicago, IL 60661
(312) 756-4450 • (800) 217-7955 • FAX (312) 756-4452
Performance Hotline: (866) 516-1574
website: www.dearborncapital.com
e-mail: funds@dearborncapital.com